767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

September 17, 2020

VIA EDGAR TRANSMISSION

Daniel Morris
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE

Washington, D.C. 20549-3561

Re:	Thryv Holdings, Inc. Registration Statement on Form S-1 Filed September 1, 2020 File No. 333-248532

Dear Mr. Morris:

On behalf of our client, Thryv Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to the Company, dated September 15, 2020. In connection with these responses, we are submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-248532).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Daniel Morris Securities and Exchange Commission Page 2

Registration Statement on Form S-1 filed September 1, 2020

Cover Page

1.
Please revise here and in the Principal and Registered Stockholders section to disclose the percentage of outstanding shares that may be offered pursuant to this registration statement. In addition, please disclose the percentage of shares which may be offered that are held by directors, officers, and affiliates.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 132 accordingly.

Non-GAAP Financial Measures, page 53

2.
Your disclosure in Note 4 on page F-59 states you completed all restructuring and integration efforts associated with the YP Acquisition as of December 31, 2019 and you state here charges for the six months ended June 30, 2020 relate to expenses for ongoing cost reduction efforts. We also note your disclosure in Note 6 that $5 million in employee termination severance expense was incurred during the interim period as a result of COVID-19 and this restructuring is complete. On page F-66 you include footnote disclosure describing the nature of the remaining restructuring and integration costs incurred during the interim period. Please tell us your consideration of disclosing whether you expect to incur additional charges related to these ongoing cost reduction efforts. Refer to ASC 420-10-50

In response to the Staff’s comment, the Company respectfully advises the Staff that disclosures have been revised on pages 11, 53, and F-60 to clarify that management has not committed to a plan for ongoing cost reduction efforts.  The Company periodically reviews its operational structure and expenses to identify opportunities for increased efficiency and cost reductions.  Such reviews may result in charges related to a discrete, strategic activity.  For the six months ended June 30, 2020, excluding severance benefits for employees terminated as a result of COVID-19, expenses labeled as restructuring and integration expenses represent charges for isolated events resulting from our strategic review, such as the disposal of fixed assets, exit of certain facilities and system consolidation charges.  Additional charges are not currently expected related to these strategic reviews.  Therefore, ASC 420-10-50 disclosures regarding total expected future costs are not applicable.

Daniel Morris Securities and Exchange Commission Page 3

Recent Developments - COVID-19, page 55

3.
Please revise this section to provide more robust updated disclosure about the material effects on your business as a result of the COVID-19 pandemic. In this regard, we note a decline in revenue in your marketing services segment during the quarter ended June 30, 2020. Clarify whether this decline is solely due to the pause some of your clients placed on their online advertising programs or, as your disclosure on page 62 suggests, due to a continued trending decline in the company's client base due to significant competition or both.  In addition, address relevant developments which have occurred since June 30, 2020 and challenges you reasonably expect to experience in your business operations in the future depending upon regulatory and private sector response. Also, consider whether any updates to risk disclosure are warranted in light of current market events related to COVID-19.  Refer to CF Disclosure Guidance Topics 9 and 9A

In response to the Staff’s comment, the Company has revised its disclosure on pages 55, 56 and 57 to provide additional disclosure about effects on its business as a result of the COVID-19 pandemic, relevant developments since June 30, 2020 and challenges that it may face depending upon regulatory and private sector response. We note that the revenue decline in the Company’s Marketing Services segment during the six months ended June 30, 2020 related to the continued trending decline in demand for print and digital services, which predated the COVID-19 pandemic and is consistent with first quarter and prior year-on-year trends.  The Company has also revised its risk disclosure on pages 14 and 15 in response to the Staff’s comment.

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:	Joseph A. Walsh
Chief Executive Officer, President and Director
Thryv Holdings, Inc.

Paul Rouse
Chief Financial Officer, Exertive Vice President and Treasurer
Thryv Holdings, Inc.